UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

January 28, 2016

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Lombard Medical, Inc.

(Exact Name of Registrant as Specified in Its Charter)

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N/A

(Translation of Registrant’s Name into English)

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Cayman Islands	3841	Not applicable
(State or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code Number)	Identification Number)

4 Trident Park

Didcot

Oxfordshire OX11 7HJ

United Kingdom

+44 20 1235 750800

(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

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Lombard Medical Technologies, Inc.

15420 Laguna Canyon Road

Suite 260

Irvine, CA 92618

(Name, Address, Including Area Code, of Agent for Service)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On January 27, 2016, a Director of Lombard Medical, Inc. (the “Company”) purchased ordinary shares of the Company. The Company’s CEO Simon Hubbert purchased 7,000 shares in open market transactions at an average price of $0.98. Immediately following these transactions, Mr. Hubbert held 35,515 shares of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lombard Medical, Inc.

By:	/s/ William J. Kullback
William J. Kullback
Chief Financial Officer

Date: January 28, 2016